Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD CAPITAL FINANCE LLC

US$550,000,000 6.087% NOTES DUE 2033

FINAL TERM SHEET

June 7, 2023

Issuer:	Brookfield Capital Finance LLC

Guarantor:	Brookfield Corporation (formerly, Brookfield Asset Management Inc.)

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.

Guarantor’s Ticker:	BN

Security:	6.087% Senior Unsecured Notes due June 14, 2033 (the “Notes”)

Format:	SEC registered

Size:	US$550,000,000

Trade Date:	June 7, 2023

Expected Settlement Date:	June 14, 2023 (T+5)

Maturity Date:	June 14, 2033

Coupon:	6.087%

Interest Payment Dates:	June 14 and December 14, commencing December 14, 2023

Price to Public:	100%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Yield:	6.087%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to March 14, 2033 (three months prior to maturity), treasury rate plus 35 basis points

Par Call:	At any time on or after March 14, 2033 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	Redemption of approximately US$550 million of the outstanding 4.000% Senior Unsecured Notes due April 1, 2024 of Brookfield Finance Inc. and Brookfield Finance LLC

CUSIP/ISIN:	11259N AA2 / US11259NAA28

Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc.
Senior Co-Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc.
Co-Managers:	Banco Bradesco BBI S.A. Itau BBA USA Securities, Inc. National Bank of Canada Financial Inc. Natixis Securities Americas LLC Santander US Capital Markets LLC SG Americas Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated June 7, 2023 to the Short Form Base Shelf Prospectus dated September 16, 2022.

[1]	This offering will be made in Canada by Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a first supplemental indenture to be dated as of the date of the issuance of the Notes (the “First Supplemental Indenture”) to the base indenture to be dated as of June 14, 2023 (the “Base Indenture”) (together with the First Supplemental Indenture, the “Indenture”), between Brookfield Capital Finance LLC, Brookfield Corporation, as guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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